NOTIFICATION OF LATE FILING

                            FORM 10-QSB

               For Period Ended September 30, 1997


PART I -- REGISTRANT INFORMATION

Full Name of Registrant

      Paradigm Medical Industries, Inc.

Address of Principal Executive Office (Street and Number)

      1772 West 2300 South, Salt Lake City, Utah  84119


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a)  The reasons described in reasonable detail in Part
           III of this form could not be eliminated without unreasonable effort or expense.
  X   (b)  The subject annual report, semi-annual report,
           transition report on Form 10-K, Form 20-F, 11-K or
           Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
      (c) The accountant's statement or other exhibit required by Rule 12(b)-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company recently amended and revised its Form 10-QSB reports for the periods ended March 31, 1997 and June 30, 1997 as well as its transition report on Form 10-QSB for the period ended December 31, 1996. Due to the complexities of revisions to the financial information in those reports and corresponding changes in the accounting procedures, the Company's third quarter financials for the September 30, 1997 Form 10-QSB cannot be completed within the required time period.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Randall A. Mackey     (801)           575-5000
-----(name)-----------(area code)--(telephone number)--------

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

      Yes.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      No.

                      Paradigm Medical Industries, Inc.
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date: ________________________   By: Randall A. Mackey
                                          Secretary


NOT-N14G.PMI